Exhibit 12.2

Virginia Electric and Power Company
Computation of Ratio of Earnings to Fixed Charges
(millions of dollars)

	Three Months Ended March 31,	Twelve Months Ended March 31,	Years Ended December 31,
	2018	2018	2017	2016	2015	2014	2013
Earnings, as defined:
Income from continuing operations before income tax expense	$235	$1,985	$2,314	$1,945	$1,746	$1,406	$1,797
Fixed charges included in income	139	541	532	495	474	438	401
Total earnings, as defined	$374	$2,526	$2,846	$2,440	$2,220	$1,844	$2,198

Fixed charges, as defined:
Interest charges	$134	$521	$513	$478	$457	$425	$388
Rental interest factor	5	20	19	17	17	13	13
Fixed charges included in income	$139	$541	$532	$495	$474	$438	$401
Capitalized interest	1	2	1	—	—	—	—
Total fixed charges, as defined	$140	$543	$533	$495	$474	$438	$401

Ratio of Earnings to Fixed Charges	2.67	4.65	5.34	4.93	4.68	4.21	5.48